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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto set forth in Exhibit 99.1("Unaudited Interim Condensed Consolidated Financial Statements") to our current report on Form 6-K, which is being furnished today to the Securities and Exchange Commission, and the section titled "Operating and Financial Review and Prospects" in our annual report on Form 20-F for the fiscal year ended December 31, 2016, or our 2016 Annual Report, as filed with the SEC on April 27, 2017, and the audited consolidated financial statements and the notes thereto set forth in such annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. For additional information related to forward-looking statements and material risks associated with them, please see the "Cautionary Statement Regarding Forward Looking Statements" section of this management's discussion and analysis of financial condition and results of operations. This management's discussion and analysis of financial condition and results of operations is dated as of October 24, 2017.

Overview

        As a leading social media for people to create, share and discover Chinese-language content, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Since our inception in 2009, we have achieved significant scale. In June 2017, we had 361 million MAUs and 159 million average DAUs, increasing from 282 million MAUs and 126 million average DAUs in June 2016. Approximately 92% of our MAUs in June 2017 accessed Weibo through mobile devices at least once during the month.

        Weibo offers a wide range of advertising and marketing solutions to our customers, ranging from key accounts, which are mostly large brand advertisers, to SMEs, enabling them to promote their brands, products and services to our users. Advertising and marketing services contribute to the majority of our revenues, including the sale of social display ads and promoted feeds. We have developed and are continuously refining our SIG recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships and interests to achieve greater relevance, engagement and marketing effectiveness on Weibo.

        The value we create for our users and customers is enhanced by our platform partners, which include media outlets and other organization with media rights, MCNs, which are talent agencies for influencers, and app developers. Our platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties, and develop products and applications on our platform, enriching the experience of our users while increasing Weibo's monetization opportunities. We have revenue-sharing arrangements with some of our platform partners, such as game developers.

        Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and, to a lesser extent, through VIP membership, data licensing, game services and other value-added services. We place great emphasis on product innovation and our steady stream of new ad product introductions has led to rapid revenue growth. We have since experienced rapid revenue growth. Our revenues reached $452.6 million in the six months ended June 30, 2017, up by 70% from $266.2 million for the six months ended June 30, 2016. We had a net income attributable to Weibo of $120.5 million in the six months ended June 30, 2017, up by 266% from $33.0 million for the six months ended June 30, 2016.

Critical Accounting Policies, Judgments and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, appearing elsewhere in this prospectus supplement. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates, judgments and assumptions on an ongoing basis.

        Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

  Basis of Presentation and Consolidation

        The preparation of our consolidated financial statements is in conformity with US GAAP. The consolidated financial statements include the accounts of our company, our wholly-owned subsidiaries, our variable interest entity and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

  Use of Estimates

        Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements. These estimates form the basis for judgments we make about the carrying values of assets and liabilities, which are not readily available from other sources. U.S. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, and the estimated useful lives of assets. We base the estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ materially from such estimates.

  Revenue Recognition

        Advertising and Marketing Revenues.    Our advertising and marketing revenues are derived principally from online advertising and marketing, including social display ads and promoted marketing. Revenues are recognized only when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured. The majority of our revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. Advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative selling price for revenue recognition purposes. We have adopted the new revenue recognition policy on multiple-deliverable revenue arrangements, which requires the arrangement consideration to be allocated to all deliverables at the inception of the arrangement on the following basis: (a) vendor-specific objective evidence of the selling price, if it exists; otherwise, (b) third-party evidence of the selling price. If neither (a) nor (b) exists, then we must use (c) our best estimate of the selling price of the deliverable. Currently, we primarily use vendor-specific objective evidence to allocate the arrangement consideration if such selling price is available. For the deliverables that have not been sold separately, our best estimate of the selling price is used, which has taken into consideration the pricing of advertising areas of our platform with similar popularity and advertisements with similar format and quoted prices from competitors and other market conditions. We recognize revenues on the elements delivered and defer the recognition of revenues for the undelivered elements until the remaining obligations have been satisfied.

        Revenues from barter transactions are recognized during the period in which the advertisements are displayed on our properties. Barter transactions in which physical goods or services are received in exchange for advertising services are recorded based on the fair values of the goods or services received. Revenues from barter transactions were immaterial for all periods presented.

        Other Revenues.    We generate other service revenues principally from value-added services, including game-related services, VIP membership and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

        A majority of game-related revenues are generated generally from the purchase of virtual items by game players through our platform. We collect payments from the game players in connection with the sale of virtual currency, which will later be converted by the game players into in-game credits (game tokens) that can be used to purchase virtual items in online games. We remit certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

        We have determined that the game developers are the primary obligors for the game-related services given that the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. We view the game developers to be our customers, and our primary responsibility is to promote the games of the third-party developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues. Accordingly, we record game-related revenues net of predetermined revenue-sharing with the game developers.

        Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual currencies net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

        Game-related revenues recognition involves management judgments, such as the determination of the principal in providing game-related services and estimating the consumption period of in-game credits. We assess the estimated consumption period periodically, taking into consideration the actual consumption information, types of virtual items offered in the game and user behavior patterns, including average recharge interval and estimated user relationship on the game. Using different assumptions to calculate the revenue recognition of game-related revenues may cause the results to be significantly different. Any adjustments arising from changes in the estimate would be applied prospectively on the basis that such changes are caused by new information indicating a change in the user behavior pattern.

        VIP membership is a service package consisting of user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

        We offer data licensing that allow our customers to access, search and analyze historical and real-time data on our platform. Data licensing arrangements are for a fixed period, typically one year, and such derived revenue is recognized ratably over the contract period.

  Stock-based compensation

        All stock-based awards to employees and directors, such as stock options and restricted share units ("RSUs"), are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expenses on a straight-line basis over the requisite service period, which is the vesting period.

        We use the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the fair value of our ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of us over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and expected dividends, if any. Options granted generally vest over four years.

        We recognize the estimated compensation cost of restricted share units based on the fair value of the corresponding ordinary shares on the date of the grant. We recognize the compensation cost, net of estimated forfeitures, over a vesting term of generally four years for service-based restricted share units. We also recognize the compensation cost of performance-based restricted share units, net of forfeitures, according to the probability of performance goal achievement at the end of each reporting period.

        Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and record stock-based compensation expense only for those awards that are expected to vest.

  Taxation

        Income Tax.    Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

        Uncertain Tax Positions.    To assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

  Accounts Receivable and Allowances for Doubtful Accounts

        Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that will not be collected. We determine the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior period and other factors, such as credit-worthiness of the customers and the age of the receivable balances. We also provide specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required which could materially impact our financial position and results of operations.

  Fair Value Measurements

  Financial instruments

        All financial assets and liabilities are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability.

        Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

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  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

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  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

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  Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, matching loan to/from SINA, accounts payable, amount due from/to SINA, accrued and other liabilities approximates fair value because of their short-term nature.

  Long-Term Investments

        Long-term investments are comprised of investments in publicly traded and privately held companies. For equity investments over which we do not have significant influence, the cost method of accounting is used. For long-term investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. We use the equity method to account for ordinary-share-equivalent equity investments over which we have significant influence but do not own a majority equity interest or otherwise control.

        We monitor our investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the business, including current earnings trends, undiscounted cash flows, and other company-specific information, such as recent financing rounds. Determination of the fair value, particularly for investments in privately-held companies whose revenue model is unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income (loss).

        We invest in marketable equity securities to meet business objectives and intend to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale ("AFS") securities under long-term investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. We assess our available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive loss in shareholders' equity. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of unrealized loss recorded in accumulated other comprehensive loss will be reclassified to net income(loss) in the consolidated statements of comprehensive income. The fair value of the investment would then become the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value.

  Long-Lived Assets

  Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIE. We assesses goodwill for impairment in accordance with ASC Subtopic 350-20 ("ASC 350-20"), Intangibles—Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. U.S. GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors, i.e., by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of us, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is to be performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. We adopted the option to apply the qualitative approach to assess goodwill on the relevant reporting units. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

  Intangible assets other than goodwill

        Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from two to five years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset's fair value.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued, ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date. We plan to adopt the new revenue guidance beginning in the first quarter of fiscal year 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We currently anticipate adopting the standard using the modified retrospective method, and we are still in the process of completing the analysis on the impact this guidance will have on our consolidated financial statements and related disclosures.

        In January 2016, the FASB issued updated guidance on financial instruments, ASU No. 2016-01, which intends to improve the recognition and measurement of financial instruments. Most prominent among the changes in the standard is the requirement for changes in the fair value of our equity investments, with certain exceptions, to be recognized through net income rather than other comprehensive income. We plan to adopt the new guidance beginning in the first quarter of fiscal year 2018. Adoption of the standard will be applied through a cumulative-effect adjustment to retained earnings as of the effective date. We are currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

        In February 2016, the FASB issued a new standard on leases, ASU No. 2016-02, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the lease liability) and a right-of use representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This standard will be effective beginning the first quarter of fiscal year 2019. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, which clarifies and includes specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption of the amendments is permitted. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We will adopt the amendments in the fiscal year of 2018 and do not expect the standard to have a material impact on our consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted. The amendments should be applied prospectively on or after the effective date. No disclosures are required at transition. We will adopt the amendments in the fiscal year of 2018 and do not expect the standard to have a material impact on our consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-04, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The amendments should be applied on a prospective basis. We are currently evaluating the impact this new guidance will have on our consolidated financial statements.

        In February 2017, the FASB issued ASU No. 2017-05, which clarifies the scope of guidance on nonfinancial asset derecognition (ASC 610-20) as well as the accounting for partial sales of nonfinancial assets. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted along with the early adoption of the new revenue standard (ASC 606). The amendments should be applied on a full or modified retrospective basis. We will adopt the new standard effective January 1, 2018, and do not expect a significant impact on our consolidated financial statements.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including our 2016 Annual Report. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends. See "Risk Factors—Risks Relating to Our

Business—We have a limited operating history in a new and unproven market, which makes it difficult to evaluate our future prospects."

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in $ thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	129,644	207,657	428,275	170,743	310,453
Alibaba	107,587	143,650	57,908	23,969	20,987
SINA and other related parties	27,551	51,108	84,799	31,707	56,197

Subtotal	264,782	402,415	570,982	226,419	387,637
Other revenues	69,390	75,476	84,818	39,756	64,937

Total revenues	334,172	477,891	655,800	266,175	452,574

Costs and expenses:
Cost of revenues(1)	83,599	141,960	171,231	77,283	96,822
Sales and marketing(1)	120,361	126,059	148,283	62,207	106,526
Product development(1)	125,832	143,444	154,088	74,545	84,719
General and administrative(1)	26,483	28,925	41,218	17,738	20,686

Total costs and expenses	356,275	440,388	514,820	231,773	308,753

Income (loss) from operations	(22,103)	37,503	140,980	34,402	143,821
Gain (Loss) from equity method investments	(5)	(6)	(130)	(61)	210
Realized gain from investments	481	944	534	534	14
Investment related impairment	(2,521)	(8,005)	(40,161)	(4,842)	(1,384)
Interest and other income, net(2)	6,780	6,344	8,757	3,892	4,780
Change in fair value of investor option liability	(46,972)	—	—	—	—

Income (loss) before income tax expenses	(64,340)	36,780	109,980	33,925	147,441
Provision of income taxes	1,128	2,591	4,316	2,344	27,679

Net income (loss)	(65,468)	34,189	105,664	31,581	119,762
Less: Net loss attributable to non-controlling interests	(143)	(556)	(2,363)	(1,374)	(717)

Net income (loss) attributable to Weibo	(65,325)	34,745	108,027	32,955	120,479

Shares used in computing net income (loss) per share attributable to Weibo:
Basic	186,878	208,163	214,745	212,903	219,281
Diluted	186,878	217,918	222,859	220,780	224,955
Income (loss) per ordinary share:
Basic	$(0.35)	$0.17	$0.50	$0.15	$0.55
Diluted	$(0.35)	$0.16	$0.48	$0.15	$0.54
Income (loss) per ADS(3):
Basic	$(0.35)	$0.17	$0.50	$0.15	$0.55
Diluted	$(0.35)	$0.16	$0.48	$0.15	$0.54

Notes:

(1)
Stock-based compensation was allocated in costs and expenses as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in $ thousands)
Cost of revenues	755	1,196	2,616	1,051	1,635
Sales and marketing	1,583	3,209	5,357	1,918	3,761
Product development	4,392	10,210	15,076	6,056	10,245
General and administrative	7,049	11,784	13,853	6,770	6,985

Total	13,779	26,399	36,902	15,795	22,626

(2)
Included interest expenses on amount due to SINA of $2.8 million, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively. Also included an interest income of $0.9 million arising from the matching loan to SINA and an interest expense of $0.8 million associated with the matching loan from SINA for the six months ended June 30, 2017.

(3)
Each ADS represents one Class A ordinary share.

Six months ended June 30, 2017 compared to six months ended June 30, 2016

  Revenues

        We generate revenues primarily from advertising and marketing services, including social display ads and promoted marketing. We also generate revenues from value-added services, including game-related services, VIP membership and data licensing.

        Our revenues increased by 70% from $266.2 million for the six months ended June 30, 2016 to $452.6 million for the six months ended June 30, 2017.

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  Advertising and marketing revenues.  Advertising and marketing revenues increased by 71% from $226.4 million for the six months ended June 30, 2016 to $387.6 million for the six months ended June 30, 2017. Revenue from key accounts grew by 80% from $80.5 million for the six months ended June 30, 2016 to $145.0 million for the six months ended June 30, 2017, largely attributed to the increase in Weibo's brand influence and the expansion of the coverage of our services to more industries. Revenue from SMEs grew by 82% from $122.0 million for six months ended June 30, 2016 to $221.6 million for the six months ended June 30, 2017, primarily attributed to the expansion of advertising inventory, new and upgraded ad products, and features and increase in user engagement. Revenue generated from Alibaba was $21.0 million for the six months ended June 30, 2017, compared to $24.0 million for the six months ended June 30, 2016. For the six months ended June 30, 2017, mobile advertising revenue accounted for approximately 72% of our total advertising and marketing revenues, compared to 67% for the six months ended June 30, 2016 due to the growth of both mobile users as well as advertiser preferences. Mobile MAUs in June 2017 increased by 32% year over year to 332 million.

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  Other revenues. Other revenues increased by 63% from $39.8 million for the six months ended June 30, 2016 to $64.9 million for the six months ended June 30, 2017. The increase was primarily attributed to the revenue growth of our VIP membership, which increased by 90% year over year from $15.0 million for the six months ended June 30, 2016 to $28.5 million for the six months ended June 30, 2017. Revenue from data licensing increased by 88% from $5.1 million for the six months ended June 30, 2016 to $9.5 million for the six months ended June 30, 2017. Revenues from game-related services decreased by 17% from $16.7 million for the six months ended June 30, 2016 to $13.9 million for the six months ended June 30, 2017.

  Costs and Expenses

        Our costs and expenses consist of cost of revenues, sales and marketing, product development and general and administrative expenses, including costs and expenses allocated from SINA during the presented periods. Cost of revenues consists mainly of costs associated with the maintenance of our platform, such as bandwidth and other infrastructure costs, personnel-related expenses, stock-based compensation, content licensing fees and turnover taxes levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses, personnel-related expenses (including commissions), outside services fees and stock-based compensation. Product development expenses consist primarily of personnel-related expenses, stock-based compensation, outside services fees and infrastructure cost incurred for new product development, product enhancements and back-end systems. General and administrative expenses consist primarily of personnel-related expenses, stock-based compensation, professional services and bad debt allowance.

        Our costs and expenses increased by 33% from $231.8 million for the six months ended June 30, 2016 to $308.8 million for the six months ended June 30, 2017.

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  Cost of Revenues.  Cost of revenues increased by 25% from $77.3 million for the six months ended June 30, 2016 to $96.8 million for the six months ended June 30, 2017. The increase was primarily due to an increase of $16.6 million in turnover taxes associated with higher revenues. We expect our cost of revenues to increase in absolute amount in the foreseeable future.

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  Sales and Marketing.  Our sales and marketing expenses increased by 71% from $62.2 million for the six months ended June 30, 2016 to $106.5 million for the six months ended June 30, 2017. The increase resulted from an increase of $35.2 million in marketing and promotional expenses due to more brand promotional events and higher expenditure for user acquisition, an increase of $5.3 million in personnel-related expenses, primarily due to higher commissions arising from higher revenue achievements, an increase of $1.8 million in stock-based compensation, and an increase of $1.7 million in outside service fees. We expect our sales and marketing expenses to increase in absolute amount in the foreseeable future.

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  Product Development.  Our product development expenses increased by 14% from $74.5 million for the six months ended June 30, 2016 to $84.7 million for the six months ended June 30, 2017. The increase was primarily due to an increase of $6.6 million in personnel-related expenses arising from a larger development team as well as higher salaries, an increase of $4.2 million in stock-based compensation, an increase of $1.9 million in infrastructure cost, partially offset by an decrease of $2.6 million in outside service fees and a decrease of $1.8 million in rental expenditure. We expect our product development expenses to increase in absolute amount in the foreseeable future.

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  General and Administrative.  Our general and administrative expenses increased by 17% from $17.7 million for the six months ended June 30, 2016 to $20.7 million for the six months ended June 30, 2017, primarily due to an increase of $2.8 million in bad debt expense, arising from higher revenues as well as customer-specific reserves, and an increase of $1.1 million in professional services. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future.

  Investment Related Impairment

        We perform impairment assessments of our investments and determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. We recorded $4.8 million and $1.4 million in impairment charges for the six months ended June 30, 2016 and 2017, respectively, as a result of the investments not performing to expectation.

  Interest and Other Income, Net

        We had a net interest and other income of $4.8 million for the six months ended June 30, 2017, compared to $3.9 million for the six months ended June 30, 2016. The increase was mainly due to an increase of $2.1 million in interest income arising from a higher average balance of cash, cash equivalents and short-term investments, partially offset by a decrease of $1.4 million in foreign exchange gain resulted from the depreciation of Renminbi.

  Provision of Income Taxes

        The following table sets forth our income (loss) before income taxes:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in $ thousands, except percentage)
Income (Loss) before income tax expenses	(64,340)	36,780	109,980	33,925	147,441
Loss from non-China operations	(54,073)	(28,016)	(60,193)	(14,620)	(23,737)
Income (Loss) from China operations	(10,267)	64,796	170,173	48,545	171,178
Income tax expense applicable to China operations	1,128	2,591	4,316	2,344	27,679

Effective tax rate for China operations	(11.0)%	4.0%	2.5%	4.8%	16.2%

        We recorded income taxes of $2.3 million and $27.7 million for the six months ended June 30, 2016 and 2017, respectively. The difference in the provision for income taxes for the six months ended June 30, 2016 and 2017 primarily resulted from the change of tax status of our PRC subsidiary Weibo Technology. Weibo Technology is qualified as a software enterprise and thus was exempted from income tax in 2016 and enjoyed a reduced tax rate at 12.5% in 2017.

Liquidity and Capital Resources

  Cash Flows

        The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in $ thousands)
Net cash provided by (used in) operating activities	(19,412)	181,971	236,244	64,101	229,666
Net cash provided by (used in) investing activities	13,917	(228,310)	(96,745)	(170,469)	(442,244)
Net cash provided by financing activities	43,663	4,959	3,035	2,092	63,449
Effect of exchange rate changes on cash and cash equivalents	(2,402)	(6,045)	(15,208)	(3,222)	8,443

Net increase (decrease) in cash and cash equivalents	35,766	(47,425)	127,326	(107,498)	(140,686)

Cash and cash equivalents at the beginning of the year/period	249,099	284,865	237,440	237,440	364,766
Cash and cash equivalents at the end of the year/period	284,865	237,440	364,766	129,942	224,080

        As of December 31, 2016 and June 30, 2017, our total cash, cash equivalents and short-term investments were $396.0 million and $609.2 million, respectively. Our principal sources of liquidity have been cash from operations.

        We believe that our existing cash, cash equivalents and short-term investments balance are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

        In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and/or approvals. For example, loans by us to our PRC subsidiary, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with SAFE or its local branches. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange" of our 2016 Annual Report.

        Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See "Risk Factors—Risks Relating to Doing Business in China—Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment."

  Operating Activities

        Net cash provided by operating activities for the six months ended June 30, 2017 was $229.7 million. The difference between net cash provided by operating activities and net income of $119.8 million for the six months ended June 30, 2017 was primarily due to an increase of $41.7 million in accrued and other liabilities, an increase of $36.2 million in accounts payable, an increase of $19.5 million in amount due to SINA, an increase of $9.8 million in deferred revenues, a decrease of $5.1 million in accounts receivable due from Alibaba, a non-cash charge of $22.6 million in stock-based compensation, $6.9 million in depreciation and amortization, partially offset by an increase of $23.4 million in accounts receivable due from third parties, and an increase of $9.0 million in prepaid expenses and other currents assets. The increase in accrued and other liabilities included increased payable for turnover taxes and income taxes withheld for employees, increased payable for sales rebate, and increased payable for marketing and promotional expenses. The increase in accounts payable was primarily due to the increased payable for income tax expense. The increase in accounts receivable was in line with our revenue growth.

  Investing Activities

        Net cash used in investing activities for the six months ended June 30, 2017 was $442.2 million. This was primarily due to the purchase of short-term investments of $347.7 million, loan to SINA of $59.5 million, investment and prepayment in long-term investments of $29.3 million, and purchases of property and equipment of $6.9 million, partially offset by the maturity of short-term investments of $1.2 million.

  Financing Activities

        Net cash provided by financing activities for the six months ended June 30, 2017 was $63.4 million. This consisted of loan from SINA of $62.0 million and proceeds from the exercise of employee stock options of $1.4 million.

  Holding Company Structure

        Weibo Corporation is a holding company that conducts its operations primarily through Weibo Technology, Weimeng, Weibo Interactive and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of Weibo Technology, Weimeng and Weibo Interactive is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of Weibo Technology, Weimeng and Weibo Interactive may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of June 30, 2017, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was approximately $237.0 million. Although Weibo Technology has generated accumulated profits since 2015, it has not paid dividends in the past and we currently have no plans to pay any dividend and plans to reinvest its profits into its PRC operations.

  Capital Expenditures

        Our capital expenditures primarily consist of purchases of servers, computers and other office equipment. Our capital expenditures were $6.9 million in the six months ended June 30, 2017. We will continue to make capital expenditures to meet the expected growth of our business and we intend to fund these purchases in the future with existing cash balance.

Tabular Disclosure of Contractual Obligations

        The following table sets forth our contractual obligations as of June 30, 2017:

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(In $ thousands)
Operating leases obligations	37,524	8,728	16,505	12,291	—
Purchase commitments	279,429	242,570	36,759	100	—
Total contractual obligations	316,953	251,298	53,264	12,391	—

        Operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates through 2022. Our leasing expense was $4.8 million in the six months ended June 30, 2017. The majority of our operating lease commitments are related to our office lease agreements in China.

        Purchase obligations primarily consist of minimum commitments for internet connection and marketing activities.

Cautionary Statement Regarding Forward Looking Statements

        Certain statements in this management's discussion and analysis of financial condition and results of operations contain forward-looking statements that relate to, among other things, Weibo's expected financial performance and strategic and operational plans. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "confidence," "estimates" and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo's limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company's quarterly operating results; the Company's reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company's investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in our 2016 Annual Report and other filings with the SEC. All information provided in this management's discussion and analysis of financial condition and results of operations is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

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  Exhibit 99.2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS